EXHIBIT 21.1

LIST OF SUBSIDIARIES

Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership

New Triangle GP, LLC, a North Carolina limited liability company.

ARC Industries Holdings, Inc., a Delaware corporation

Brantley Holdings, Inc., a Delaware corporation

Emerald Waste Holdings, Inc., a Delaware corporation

Energy Hardware Holdings, Inc., a Delaware corporation

Peaden Holdings, Inc. a Delaware corporation

Tulcan Fund Holdings, Inc., a Delaware corporation